Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

December 10, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)

Amendment No. 1 to Schedule 13E-3 Filed November 17, 2014

File No. 005-82227

Amendment No. 3 to Registration Statement on Form S-4

Filed November 17, 2014

File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Sanchez Production Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated December 3, 2014, with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”) and Amendment No. 1 to Schedule 13E-3 (File No. 005-82227) (the “Schedule 13E-3”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”).

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 and Amendment No. 4, as applicable, unless indicated otherwise.

Amendment No. 1 to Schedule 13E-3

General

1.

We note the response to prior comment 1. Please expand upon your analysis as to why you believe that none of SOG, SP Holdings, SEPI, or SEPI’s nominees to your board of directors is engaged in, directly or indirectly, the Rule 13e-3 transaction.

Mr. Roger Schwall

December 10, 2014

In doing so, please address the fact that, following the transaction, SP Holdings will own the general partner of Sanchez LP and will have the right to elect all members of the board of directors of the general partner of Sanchez LP. In this regard, we note that prior to the transaction, SOG and its affiliates beneficially own 19.2% of the company’s outstanding units and contractually have the right to nominate 2 of the members of the board of managers, and that, as you state on page 1, the transaction will cause a change in control.

Please also note that the engagement of SOG and its affiliates in the transaction for purposes of Rule 13e-3 does not turn on whether these entities have “taken the lead in structuring the Conversion and preparing the applicable documentation,” nor on whether the SEPI appointees otherwise “unduly influenced” the process or decisions or “dictated” the board of manager’s decision. Please also clearly disclose which managers were appointed by SEPI.

Response

We have included in Amendment No. 2 the following as filing persons: Sanchez Oil & Gas Corporation (“SOG”), Sanchez Energy Partners I, LP (“SEPI”), SP Holdings, LLC (“SP Holdings”), Antonio R. Sanchez III and Gerald F. Willinger. We have added disclosure on page 97 of Amendment No. 4 with respect to the appointment of Messrs. Sanchez and Willinger by SEPI.

2.	We note the response to prior comment 4 and continue to believe that further disclosure is required. At a minimum, persons beneficially owning more than 10% of your equity interests can be presumed to control you, and all information required by Instruction C to Schedule 13E-3 with respect to these persons or entities would therefore appear to be required. We also note that Instruction C information would appear to be required for SP Holdings, SEPI, the GP of SEPI, and SOG, as well as the control persons of SOG.

Response

We have included in Amendment No. 2 the information required by Instruction C to Schedule 13E-3 with respect to SOG, SP Holdings and SEPI.

Aside from SEPI, only one other entity or person owns more than 10% of the Company’s equity interests: Raging Capital Master Fund, Ltd. Raging Capital purchased the equity interests on the open market without any discussion with the Company or its management. Raging Capital has no right to appoint managers to the Company’s board of managers, receives no information about the Company except for the information that is publicly disclosed to all investors, and has no involvement in the day-to-day operations of the Company. Accordingly, as a passive investor, we are of the opinion that Raging Capital is not an affiliate of the Company and does not control the Company, and therefore, we have not included them in the Schedule 13E-3.

Mr. Roger Schwall

December 10, 2014

Item 15. Additional Information

3.	We note the response to prior comment 5. Item 1011(b) of Regulation M-A requires disclosure of the information required by Item 402(t)(2) and (3) in the format set out in Item 402(t)(1) of Regulation S-K, regardless of the type of transaction giving rise to the obligation to file the Schedule 13E-3. Please provide this disclosure.

Response

In response to this comment, we have included the Golden Parachute Compensation table on page 40 of Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4

General

4.	We note your response to prior comment 9. Please disclose whether in reaching this conclusion the board considered both substantive and procedural fairness.

Response

In response to this comment, we have revised the disclosure on page 15 of Amendment No. 4.

5.	We note your response to our prior comment 23, including your statement that you have made revisions on page 41 of Amendment No. 3 to clarify that (i) only if the Company has “available cash” to make distributions will the Company make distributions of $0.05 per unit, (ii) the Company does not anticipate being able to make distributions during the next 12 months unless it consummates a significant acquisition that generates sufficient available cash, and (iii) the amount of the shortfall in available cash is anticipated to be at least the full amount that would be needed to make a distribution in each quarter. Please also include such information in the “Summary” section of your filing where you discuss the payment of distributions under “Payment of Distributions” on page 10.

Response

In response to this comment, we have revised the disclosure on pages 10 and 11 of Amendment No. 4.

Ownership of the Company, page 9

6.	Please revise the chart appearing in this section to depict SOG, the owners of SOG, and the GP of SEPI, and to demonstrate how SOG is related to SP Holdings and SEPI.

Mr. Roger Schwall

December 10, 2014

Response

In response to this comment, we have revised the chart appearing on page 9 to depict the requested ownership information.

Risk Factors, page 18

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions…, page 23

7.	We note your discussion in this risk factor of the fee-shifting provision in the partnership agreement. Please revise this risk factor to discuss the effect of the fee-shifting provision. For example, explain that the provision may increase the cost of bringing lawsuits and may effectively discourage unitholder claims. Please also discuss the uncertainty about the ultimate effect of such provision.

Response

In response to this comment, we have revised the disclosure on page 24 of Amendment No. 4.

How Proxies Will Be Voted, page 35

8.	We note your response to comment 22. Please advise us how you determined that the last sentence in this section is consistent with Rule 14a-4(e).

Response

We have removed the last sentence of this section on page 35 of Amendment No. 4.

Management, page 96

9.	Please provide complete Item 1003 information regarding your executive officers, rather than merely your board of managers. Please also make the statements required by Item 1003(c)(3) and (4) regarding the company.

Response

We have revised the disclosure on page 98 of Amendment No. 4 to include the requested disclosure.

Exhibit 99.1—Form of Proxy

10.

We note your response to comment 28. Please provide a more detailed analysis as to the necessity of unbundling any material changes to your organizational documents, including the fee shifting provision. See Rule 14a-4(a)(3). In this regard, we note that whether changes to organizational documents are integral parts of an overall

Mr. Roger Schwall

December 10, 2014

transaction is not indicative of whether the changes are “inextricably intertwined” See Question101.01 of our Compliance and Disclosure Interpretations Relating to Unbundling under Rule 14a-4(a)(3) Generally and the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004).

Response

We have reviewed the applicable guidance from the Staff pertaining to unbundling, including such set forth in the Fifth Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations (published September 2004). In such guidance, the Staff notes that “The application of this guidance [requiring unbundling] would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors be unbundled.”

Set forth in the table below is a summary of the amendments to the Company’s Second Amended and Restated Operating Agreement, dated as of November 20, 2006, as amended (“Operating Agreement”), in connection with the conversion to a limited partnership structure and the adoption of the proposed agreement of limited partnership as part of the plan of conversion. For purposes of the unbundling analysis, each amendment is identified as one that (i) has no substantive change with respect to the Company’s common units or the common unitholders, (ii) does not substantively affect the rights of the Company’s common unitholders, (iii) only requires approval of the board of managers of the Company and/or (iv) otherwise requires approval by the Company’s unitholders. (Note that, due to the nature of the different organizational structure of the Company pre-Conversion and post-Conversion, nearly every Section of the Operating Agreement is being amended; to the extent that Sections are not specifically referenced below, each Section within the referenced Article was reviewed, with the same conclusion regarding unbundling having been reached for each Section as identified for the applicable Article.)

Amendment	No Substantive Change	Amendment Does Not Substantively Affect Unitholder Rights	Only Board Approval Required for Amendment	Unitholder Approval Required for Amendment
Article 1 - Definitions	X		X
Article 2 - Organization		X	X
Article 3 - Rights of Members	X		X
Article 4 - Certificates; Record Holders; Transfer of Interests; Redemption of Interests	X		X
Article 5 - Capital Contributions and Issuance of Interests	X		X
Article 6 - Allocations and Distributions	X		X
Article 7 - Management and Operation of Business			X
Article 8 - Books, Records, Accounting and Reports	X	X	X
Article 9 - Tax Matters	X	X	X
Article 10 - Dissolution and Liquidation	X		X
new Article X - Admission of Partners	X		X
new Article XI - Withdrawal or Removal of Partners	X		X
Article 11 - Amendment of Agreement; Meetings of Members; Record Date			X
Article 12 - Merger, Consolidation or Conversion	X		X
Article 13 - Right to Acquire Member Interests	X		X
Article 14 - General Provisions			X

Mr. Roger Schwall

December 10, 2014

As reflected above, most of the amendments are either not material or do not substantively affect the rights of unitholders and, therefore, would not need to be unbundled under the Staff’s guidance. Moreover, Section 11.1(c)(iv) of the Operating Agreement permits the board of managers of the Company, without approval from the unitholders, to make “a change that the Board of Managers determines (A) does not adversely affect the Members (including any particular class of Member Interests as compared to other classes of Member Interests) in any material respect….” After considering all of the factors regarding the Conversion, including those set forth on pages 15, 16 and 17 of Amendment No. 4, the Company’s board of managers, in the exercise of its fiduciary duties, adopted resolutions in which it made the foregoing determination in connection with the amendments to the Operating Agreement as set forth in the form of agreement of limited partnership included as an exhibit to the plan of conversion. This determination by the board of managers is stated several times in the proxy statement/prospectus, including on the cover and pages 8 and 15 of Amendment No. 4.

Accordingly, because the Company’s board of managers has the authority to amend the Operating Agreement to reflect amendments contemplated by the plan of conversion (including the agreement of limited partnership, which is a part thereof), we are of the opinion that it is not necessary to unbundle any of the amendments to the Operating Agreement.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at chuck.ward@cepllc.com. We thank you in advance for your prompt consideration of the responses set forth above.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)

Charles C. Ward (Chief Financial Officer)

Michael O’Leary (Firm)